Exhibit 12.1

Calculation of Ratios of Earnings to
Fixed Charges and Preferred Stock Dividends
The following table sets forth the calculation of our ratios of earnings to fixed charges and our ratios of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated (dollars in thousands):

	For the Three Months Ended March 31, 2015	For the Year Ended December 31,			For the Period from August 9, 2011 (date operations commenced) through December 31, 2011
		2014	2013	2012
Ratio of earnings to fixed charges:
Fixed charges (1)	$7,774	$30,196	$39,064	$22,359	$1,777
Net income (loss)	29,946	156,461	(84,470)	250,180	19,669
Earnings	$37,720	$186,657	$(45,406)	$272,539	$21,446

Ratio of earnings to fixed charges	4.9	6.2	(1.2)	12.2	12.1

Ratio of earnings to combined fixed charges and preferred stock dividends:
Fixed charges (1)	$7,774	$30,196	$39,064	$22,359	$1,777
Preferred stock dividends (2)	1,117	2,718	—	—	—
Combined fixed charges and preferred dividends	8,891	32,914	39,064	22,359	1,777
Net income (loss)	29,946	156,461	(84,470)	250,180	19,669
Earnings	$38,837	$189,375	$(45,406)	$272,539	$21,446

Ratio of earnings to combined fixed charges and preferred stock dividends	4.4	5.8	(1.2)	12.2	12.1

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(1)     Fixed charges consist of primarily interest expense, as defined under U.S. generally accepted accounting principles, on our repurchase agreements.

(2)	There were no shares of preferred stock outstanding prior to 2014, therefore, there are no amounts for preferred stock dividends included in the above calculations.